

December 27, 2013

<u>Via E-mail</u>
Bruce Beaty
President and Chief Executive Officer
Blue Ridge Real Estate Company
P.O. Box 707
Route 940 and Moseywood Road
Blakeslee, Pennsylvania 18610

      Re: Blue Ridge Real Estate Company
              Amended Schedule 13E-3
              Filed December 26, 2013
              File No. 005-18768

Dear Mr. Beaty:

We have reviewed your filing and have the following comments.

<u>Amended Offer to Purchase, Dated December 26, 2013</u>

<u>Section 2. Special Factors, page 9</u>

<u>Background of the Offer, page 9</u>

1.   We note your revised disclosure in response to prior comments 1 and 4. Please revise to disclose the results of Mr. Beaty's adjusted liquidation analysis. Although management and the boards of Blue Ridge and Big Boulder regarded the analysis as unreliable for the reasons you disclose, we note that Mr. Beaty presented an update of this analysis at the meeting held on October 9, 2013, with both boards and the Blue Ridge special committee, which suggests that the analysis nevertheless was material information in the context of the Blue Ridge board's determination of the offer price.

2.   We note your response to prior comment 10. We also note your disclosure on page 16 that in connection with rendering its fairness opinion BDO "reviewed information received through emails from the management of the Company which made certain representations as to historical financial statements, financial projections and the underlying assumptions, and a pro forma schedule of assets and liabilities (including valuation allowances, unfunded defined pension liability, operating cash flow carry) for the Company on a pro-forma basis at close[.]" Please revise to disclose specifically the

Bruce Beaty
Blue Ridge Real Estate Company
December 27, 2013
Page 2

       representations and the pro forma schedule of assets and liabilities. If the financial projections prepared by the company's management are reflected in the table on pages 20-22, in the context of BDO's net asset value analysis, you may clarify your disclosure on page 16 by adding a cross reference.

       Please contact Michele M. Anderson, Chief, at (202) 551-3833 or me at (202) 551-3317 if you have any questions regarding our comments.

Sincerely,

/s/ Alexandra M. Ledbetter

Alexandra M. Ledbetter
Attorney-Advisor
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
       Joanne R. Soslow, Morgan, Lewis & Bockius LLP
       Sa Liao, Morgan, Lewis & Bockius LLP
       Jared T. Zane, Morgan, Lewis & Bockius LLP